Exhibit 12

Boise Cascade Holdings, L.L.C.

Ratio of Earnings to Fixed Charges

(unaudited)

	Boise				Predecessor
	Three Months Ended March 31		Year Ended December 31, 2005	October 29 (inception) through December 31, 2004	January 1 Through October 28, 2004	Year Ended December 31
	2006	2005				2003	2002
	(thousands, except ratios)

Interest costs	$30,176	$32,079	$166,344	$22,182	$75,219	$95,320	$96,853
Interest factor related to noncapitalized leases (a)	758	654	2,338	499	2,438	2,445	2,415
Total fixed charges	$30,934	$32,733	$168,682	$22,681	$77,657	$97,765	$99,268

Income (loss) before income taxes and cumulative effect of accounting changes	$1,277	$65,378	$119,278	$25,031	$116,817	$(79,691)	$(106,154)
Undistributed (earnings) losses of less than 50% owned entities, net of distributions	—	—	—	—	(6,308)	(8,716)	1,454
Total fixed charges	30,934	32,733	168,682	22,681	77,657	97,765	99,268
Total earnings (losses) before fixed charges	$32,211	$98,111	$287,960	$47,712	$188,166	$9,358	$(5,432)

Ratio of earnings to fixed charges	1.04	3.00	1.71	2.10	2.42	—	—

Excess of fixed charges over earnings before fixed charges	—	—	—	—	—	$88,407	$104,700

(a)                                  Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.